

16013931

ION

SEC Mail Processing Section

FEB 29 2016

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Gismondi — 201 - 743-5073
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nicholas J. Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

KEVIL FORRESTER
ID # 2441016
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires December 02, 2018

Vice President & Chief Financial Officer
Title



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2015

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Index
December 31, 2015

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of AXA Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital, and cash flows present fairly, in all material respects, the financial position of AXA Distributors, LLC at December 31, 2015 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 25,197,070
Securities owned, at fair value	14,988,669
Prepaid commissions	958,319
Receivables from affiliates, net	8,715,784
Other receivable	10,726
Other assets	16,420
Total assets	$ 49,886,988
Liabilities and Member's Capital	
Payable to brokers	$ 29,187,032
Payable to affiliates	216,362
Accounts payable, accrued expenses and other liabilities	1,383,999
Total liabilities	30,787,393
Member's capital	19,099,595
Total liabilities and member's capital	$ 49,886,988

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
Year Ended December 31, 2015

Revenues	
Commission and fee revenues	$552,695,312
Fee income from trusts	249,524,186
Other income	170,387
Total revenues	802,389,885
Expenses	
Commission expenses	555,440,838
Administrative and personnel service charges	102,505,795
Support service expense	143,653,226
Total expenses	801,599,859
Income before income tax	790,026
Income tax expense	342,416
Net income	$ 447,610

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2015

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balances at January 1, 2015	$ 31,842,615	$ (13,190,630)	$ 18,651,985
Net income		447,610	447,610
Balances at December 31, 2015	$ 31,842,615	$ (12,743,020)	$ 19,099,595

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
December 31, 2015

Cash flows from operating activities	
Net income	$ 447,610
Adjustments to reconcile net income to net cash used in operating activities	
Deferred taxes (benefit)	(58,920)
Unrealized loss on securities owned, at fair value	29,933
Decrease (increase) in operating assets	
Securities owned, at fair value	(12,677)
Prepaid commissions	2,033,182
Receivable from affiliate	(3,904,244)
Other receivable	(263)
Other assets	(4,855)
(Decrease) increase in operating liabilities	
Payable to affiliates	87,920
Payable to brokers	(702,195)
Accounts payable, accrued expenses and other liabilities	138,414
Net cash used by operating activities	(1,946,095)
Cash flows from financing activities	
Change in short-term financing	283,158
Cash provided by financing activities	283,158
Net decrease in cash and cash equivalents	(1,662,937)
Cash and cash equivalents	
Beginning of year	26,860,007
End of year	$ 25,197,070
Supplemental disclosures	
Income taxes paid	$ 125,609

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Distributors, LLC (the "Company") is a wholly owned subsidiary of Equitable Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of AXA Equitable Life Insurance Company ("AXAEQ"). AXAEQ is a wholly owned indirect subsidiary of AXA Financial, Inc. ("AXF"), whose ultimate parent is AXA, a French based holding company for an international group of insurance and related financial service companies.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a licensed insurance agency.

The Company principally engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ, MONY Life Insurance Company of America ("MLOA") and U.S. Financial Life Insurance Company ("USFL") all of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), open-end management investment companies managed by AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXAEQ, to AXAEQ and MLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Revenue Recognition

Commission revenue is recognized when an affiliated insurer initiates a new contract through third parties and when the related commission expense is recognized. Commission revenue is also recognized when commission expense is incurred for the continuation of contracts issued in prior years. Fee income from trusts is received on a monthly basis based on assets under management in the Trusts and is recognized when earned.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

As of December 31, 2015 the cash held at one bank exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2015 include an investment in a money market fund of $24,667,252. Interest income is accrued as earned. Given the concentration of cash and cash equivalents, the Company may be exposed to certain credit risk.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaid Commissions
Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Brokers
Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2015.

Income Taxes
The Company is included in the consolidated federal income tax return filed by AXF. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from AXAEQ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Off-Balance Sheet Risk
In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

New Accounting Pronouncements
In May 2014, the FASB issued new revenue recognition guidance that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers with International Financial Reporting Standards ("IFRS"). The new guidance applies to contracts that deliver goods or services to a customer, except when those contracts are for: insurance, leases, rights and obligations that are in the scope of certain financial instruments (i.e., derivative contracts) and guarantees other than product or service warranties. The new guidance is effective for interim and annual periods, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. Management is currently evaluating the impact that adoption of this guidance will have on the Company's financial statements.

Exemptive Provision Under Rule 15c3-3
The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.

Subsequent Events
Events and transactions subsequent to the date of the Statement of Financial Condition have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 26, 2016, the date that these financial statements were available to be issued.

3. Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets. Valuations of Level 1 assets or liabilities are generally supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

	Assets Measured at Fair Value on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 24,667,252	$ -	$ -	$ 24,667,252
Securities owned, at fair value		14,988,669		14,988,669
Total assets	$ 24,667,252	$ 14,988,669	$ -	$ 39,655,921

Cash equivalents classified as Level 1 is an investment in a money market fund and is carried at cost as a proxy for fair value due to its short-term nature.

Securities owned, at fair value classified as Level 2 are U.S. Treasury securities.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $8,546,377 which exceeded required net capital of $2,052,494 by $6,493,883 and the Company's ratio of aggregate indebtedness to net capital was 3.60 to 1.

5. Transactions With Affiliates

As discussed in Note 1, the Company principally distributes fixed and variable annuity contracts and life insurance policies issued by AXAEQ, MLOA and USFL from which it receives compensation in accordance with its Distribution Agreements with these carriers. Compensation of $552,546,525 is reflected in Commission and fee revenues. Commission and fee revenues are amounts paid by AXAEQ, MLOA and USFL to the Company for commission and distribution expenses incurred by the Company.

Pursuant to distribution agreements with the Trusts, the Company receives distribution fees from the Trusts on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of AXAEQ and MLOA variable annuity and life insurance contracts. The Company, in its capacity as distributor of the Trusts agreed to compensate AXA Advisors, LLC for providing distribution and shareholder support services. The Company incurred $143,653,226 of expenses for these services within Support service expense.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2015, the Company reimbursed AXAEQ $102,505,795 for the cost of providing such services included within Administrative and personnel service charges, including $4,278,588 of allocated costs for various stock-based compensation plans sponsored by AXF.

Receivables from affiliates, net includes the following:

Receivable from AXAEQ for commissions and fees	$ 21,683,303
Payable to AXAEQ for administrative fees, personnel service charges and taxes	(14,120,667)
Net receivable from AXAEQ	$ 7,562,636
Receivable from MLOA for fee income	1,153,148
Receivable from affiliates, net	$ 8,715,784

Payable to affiliates includes the following:

Payable to AXF for personnel related expenses	$ 163,341
Payable to AXA Network for commission expenses	32,724
Payable to AXA Advisors for commission expenses	20,297
Payable to affiliates	$ 216,362

6. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For a certain specific matter, the Company estimates a liability which is included in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of

these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

7. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for Federal and most State income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company.

A summary of the income tax provision in the Statement of Operations follows:

	Federal	State	Total
Income tax provision			
Current expense	$ 299,940	$ 101,396	$ 401,336
Deferred (benefit)	(58,920)	-	(58,920)
	$ 241,020	$ 101,396	$ 342,416

The Company had the following deferred tax assets and liabilities included in Receivables from affiliates of December 31, 2015.

	Assets	Liabilities
State tax	$ 286,223	$ -
Accounts payable, accrued expenses and other liabilities	60,423	-
Unrealized capital gains	-	2,337
	$ 346,646	$ 2,337

The Company has determined that it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2015, the Company had a net current tax liability of $351,040, comprised of a federal income tax liability of $299,940 included in Receivables from affiliates (see Note 5) and a state income tax liability of $51,100 included in Accounts payables, accrued expenses and other liabilities.

At December 31, 2015, the Company recorded a liability for uncertain tax positions of $736,500, including $49,500 of interest, which is classified within Accounts payable, accrued expenses and other liabilities. It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

The effective rate differs from the statutory rate of 35% due to a state income tax provision of $65,907, net of federal benefit, classified within Income tax expense, which is attributable to the revenue based Texas Margin Tax. This includes a $73,125 state tax benefit related to the closing of Texas Margin Tax issues for the 2010 year offset by current year state taxes. The Texas Margin Tax is considered a tax based on income.

During 2015, the Appeals office of the Internal Revenue Service completed its review of the Company's 2004 and 2005 Federal income tax returns. No changes were proposed for the Company. During the second quarter of 2015, the Internal Revenue Service commenced its examination of the Company's 2008 and 2009 Federal income tax returns. As of December 31, 2015, the 2010 through 2014 tax years are open to examination by the Internal Revenue Service and the 2011 through 2014 tax years are open to examination by state tax authorities.

Supplemental Schedule

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015 **Schedule I**

Net capital	
Total member's capital	$ 19,099,595
Nonallowable assets	
Prepaid commissions	958,319
Receivable from affiliate	8,715,784
Other receivable	10,726
Net capital before haircuts on securities owned & cash equivalents	9,414,766
Haircuts on securities owned and cash equivalents	868,389
Net capital	8,546,377
Computation of basic net capital requirement	
Aggregate indebtedness	30,787,393
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	2,052,494
Capital in excess of minimum requirements	$ 6,493,883
Ratio of aggregate indebtedness to net capital	3.60 to 1

There are no material differences between the above computations and those included in the Company's unaudited FOCUS report as of December 31, 2015 as filed on January 26, 2016.


AXA

redefining / standards®

Alfred J. D'Urso
AXA Distributors, LLC
Senior Director

February 26, 2016

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

VIA FEDERAL EXPRESS

U.S. Securities & Exchange Commission
Branch of Registrations and Examinations
100 F. Street, NE - Mail Stop 8031
Washington DC 20549

Re: AXA Distributors, LLC - CRD #25900
Annual Financial Statements

Dear Sir/Madam:

On behalf of AXA Distributors, LLC enclosed please find 2 sets of the firm's Annual Audited Financial Statements and Supplemental Schedules December 31, 2015.

Should you have any questions concerning this filing, please feel free to contact me at (201) 743-7189.

Sincerely,



Alfred J. D'Urso

Encs./Financials

cc: Windy Lawrence
Nick Gismondi

AXA Distributors, LLC
525 Washington Blvd, 22nd Floor, Jersey City, NJ 07310
Tel: (201) 743-7189 Fax: (212) 314-3526
alfred.durso@axa.us.com



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AXA Distributors, LLC

We have reviewed AXA Distributors, LLC's (the "Company") assertions, included in the accompanying AXA Distributors, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

 **redefining / standards®**

AXA Distributors, LLC's Exemption Report

AXA Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2015 without exception.

AXA Distributors, LLC

I, Nicholas Gismondi, affirm that, upon information and belief and reasonable inquiry through the appropriate supervisory personnel into the records available in connection with the Company's compliance with the prompt forwarding requirements, this Exemption Report is true and correct.



By: ______________________

Title: Vice President and Chief Financial Officer

February 26, 2016

AXA Distributors, LLC
525 Washington Blvd, 22nd Floor, Jersey City, NJ 07310



Report of Independent Accountants

To the Board of Directors of AXA Distributors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of AXA Distributors, LLC for the year ended December 31, 2015, which were agreed to by AXA Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating AXA Distributors, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for AXA Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Compared payment dated July 21, 2015 in the amount of $222 to Check No.02248438, dated July 21, 2015, obtained from Greg Lashinsky, Finance Department. No difference was noted.
   b. Compared payment dated February 5, 2016 in the amount of $279 to Check No. 02266732, dated February 5, 2016, obtained from Greg Lashinsky, Finance Department. No difference was noted.

2. Compared the Total Revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $802,389,885 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015. No differences were noted.

3. Compared adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared the addition reported on page 2 item 2b.(7) of Form SIPC-7 in the amount of $29,933 to the "AXA Distributors, LLC SIPC Assessment Recalculation". No difference was noted.
   b. Compared the deduction reported on page 2, item 2c.(1) of Form SIPC-7 in the amount of $802,219,498 to the "AXA Distributors, LLC SIPC Assessment Recalculation". No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us


pwc

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d of $200,320 of the Form SIPC-7. No difference was noted.
b. Recalculated the mathematical accuracy of the General Assessment @ .0025 on page 2, line 2e of $501 of the Form SIPC-7. No difference was noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of AXA Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042123 FINRA DEC
AXA DISTRIBUTORS LLC 10*10
525 WASHIGTON BLVD
JERSEY CITY NJ 07310-160

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nick Gismondi 201-743-5073

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 501

B. Less payment made with SIPC-6 filed (exclude interest) (222)
July 23, 2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 279

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 279

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 279

H. Overpayment carried forward $(0)

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AXA Distributors LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of February, 20 16.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$802,389,885
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	29,933
Total additions	29,933
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	802,219,498
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	802,219,498
2d. SIPC Net Operating Revenues	$200,320
2e. General Assessment @ .0025	$501
	(to page 1, line 2.A.)